FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

Dividends. Payment Schedule

Dividends Payment Notice

Autonomous City of Buenos Aires, June 7 2023

Messrs.

Argentine Securities and Exchange Commission

RE: Relevant Event. Dividends. Payment Schedule

Dear Sirs,

The Shareholders of Banco BBVA Argentina S.A. are hereby notified that, as resolved by the General Ordinary and Extraordinary Shareholders ̓ Meeting held on April 28, 2023, the authorization of the Argentine Central Bank Financial and Exchange Entities Authority obtained on May 31, 2023 and the Board of Directors meeting held on June 7, 2023, the payment of a dividend in the amount of AR$ 50,401,015,479 to be paid in kind through the delivery of 49,524,433,015 in aggregate principal amount of the Argentine Treasury bill in pesos adjusted by CER at a discount due November 23, 2023. (ISIN ARARGE520DT9) Ticker X23N3 (CV code 9197) was approved and the following dividend payment schedule was resolved.

2023
Installment Nº	Cut-Off Date	Payment date	Argentine Treasury Bill in Pesos adjusted by CER at a discount due on November 21, 2023. Principal Amount:
1	June 22	June 27	8,254,072,169.
2	July 17	July 20	8,254,072,169.
3	August 3	August 8	8,254,072,169.
4	September 5	September 8	8,254,072,169.
5	October 2	October 5	8,254,072,169.
6	October 27	November 1	8,254,072,169.

Each time the dividend is made available, the corresponding payment notice will be issued, stating again: i) the amount of securities to be made available to the shareholders; ii) the amount of securities per share; and iii) whether the dividend to be paid is subject to any type of tax withholding. Fractions of less than 1 will be settled in Pesos, at the closing price of the record date.

In this regard, it is hereby informed that:

i) The payment dividends to all Shareholders shall be made in kind, unless they express, for each installment, their decision to receive it in Argentine Pesos.

The dividend will be made available as of the indicated date, through Caja de Valores S.A. located at 25 de Mayo 362, Autonomous City of Buenos Aires; on business days from 10:00 a.m. to 3:00 p.m., where they must comply with the required formalities and the settlements will be made in accordance with the regulatory deadlines.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

ii) Shareholders who choose to receive Argentine pesos must send a written notice, signed by the holder of the shares, to Banco BBVA Argentina S.A. at the following e-mail address: corporateactions.group@bbva.com, or on business days to Torre BBVA, Av. Córdoba 111, 26 th. Floor, Autonomous City of Buenos Aires. C/O Ezequiel Serra, the term to do so will be informed in the corresponding payment notice. In this case, the dividend will be made available through Banco BBVA Argentina S.A. from 10:00 am to 3:00 pm. at Av. Córdoba 111, Autonomous City of Buenos Aires.

Those shareholders who hold their shares in the Shareholders' Registry kept by Caja de Valores S.A. on behalf of Banco BBVA Argentina S.A. should contact such entity at the e-mail address corporateactions.group@bbva.com to obtain information on the procedure applicable for the purpose of disposing of the securities as dividends in kind.

Holders of American Depositary Shares (ADSs) will receive payment through the depository bank, Bank of New York Mellon, as of the date resulting from the application of the rules in force in the jurisdiction where Banco BBVA Argentina S.A. 's ADSs are listed. In this regard, the cut-off and/or payment dates may differ from those reported herein.

It is expressly stated that the Shareholders holdings of shares recorded as of the Cut-Off Date will be the only ones taken into account for purposes of the payment of the declared dividend. Notices given by those who are not holders of shares of Banco BBVA Argentina S.A. as of the Cut-Off Date shall be deemed not to have been submitted and shall be null and void.

From the distribution of dividends, the amounts duly paid by Banco BBVA Argentina S.A., in its capacity as Substitute Obligor for the Personal Property Tax corresponding to the periods 2021 and 2022 of Shareholders who have been subject to such tax, shall be deducted, as the case may be, in accordance with the terms of the last paragraph of section incorporated by Law No. 26,452 after section 25 of Law No. 23,966.

Likewise, it is informed that with respect to Income Tax, in each payment notice, the tax withholding will be determined, if applicable.

Simultaneously with this document, the notice corresponding to the payment of the dividend corresponding to installment 1 is published.

Sincerely,

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Market Relations.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Autonomous City of Buenos Aires, June 7 2023

Dividends Payment Notice

The Shareholders of Banco BBVA Argentina S.A. are hereby notified that, as resolved by the General Ordinary and Extraordinary Shareholders ̓ Meeting held on April 28, 2023, the authorization of the Argentine Central Bank Financial and Exchange Entities Authority obtained on May 31, 2023 and the Board of Directors meeting held on June 7, 2023, the Bank will make available and pay to its existing shareholders on the Bank share register as of June 2 2, 2023 (the “Cut-Off Date”) installment 1, as of June 27, 2023 (the “Payment Date”), of a dividend through the delivery of 8.254.072.169 in principal amount of the Argentine Treasury bill in pesos adjusted by CER at a discount due November 21, 2023. (ISIN ARARGE520DT9) Ticker X23N3 (CV code 9197) at a ratio of nominal value 13.4714156856 of the above mentioned security for each Company share of $ 1 par value, which represents 1370.99 % of the capital stock of AR$ 612,710,079. Fractions of less than 1 will be settled in Pesos, at the closing price of the record date.

Shareholders who choose to receive Argentine Pesos must send, for each installment, a written notice, signed by the holder of the shares to that end, from June 7 to June 22, 2023 including this date, on business days within that period, from 10:00 a.m. to 3:00 p.m. to Banco BBVA Argentina S.A. at the following e-mail address: corporateactions.group@bbva.com, or to Torre BBVA, Av. Córdoba 111, 26 th. Floor, Autonomous City of Buenos Aires. C/O Ezequiel Serra.

The amount of the cash dividend corresponding to installment 1 amounts to Ps. 8,400,169,246.50, which represents Ps. 13.7098597434 per share.

In this case, the dividend will be made available through Banco BBVA Argentina S.A. from 10:00 am to 3:00 pm. at Av. Córdoba 111, Autonomous City of Buenos Aires.

Payment Date: June 27.

Cut-Off Date: June 22.

The dividend will be made available as from the date indicated above, through Caja de Valores S.A., located at 25 de Mayo 362, Autonomous City of Buenos Aires, on business days from 10:00 a.m. to 3:00 p.m., where the required formalities must be complied with and settlements will be made in accordance with the regulatory deadlines.

Those shareholders who hold their shares in the Shareholders Registry kept by Caja de Valores S.A. on behalf of Banco BBVA Argentina S.A. should contact such entity at the e-mail address corporateactions.group@bbva.com to obtain information on the procedure applicable for the purpose of disposing of the securities as dividends in kind.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Holders of American Depositary Shares (ADSs) will receive payment through the depository bank, Bank of New York Mellon, as of the date resulting from the application of the rules in force in the jurisdiction where Banco BBVA Argentina S.A.'s ADSs are listed. In this regard, the cut-off and/or payment dates may differ from those reported herein.

It is expressly stated that the Shareholders holdings recorded as of the Cut-Off Date for each installment will be the only ones taken into account for purposes of the payment of the declared dividend. Notices given by those who are not holders of shares of Banco BBVA Argentina S.A. as of the Cut-Off Date shall be deemed not to have been submitted and shall be null and void.

From the distribution of dividends, the amounts duly paid by Banco BBVA Argentina S.A., in its capacity as Substitute Obligor for the Personal Property Tax corresponding to the periods 2021 and 2022 of Shareholders who have been subject to such tax, shall be deducted, as the case may be, in accordance with the terms of the last paragraph of section incorporated by Law No. 26,452 after section 25 of Law No. 23,966.

Income tax is not withheld in this installment.

Sincerely,

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Market Relations

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: June 7, 2023	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer